Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Years Ended December 31,								Three Months Ended March 31,
	2003		2004		2005		2006		2006		2007
Earnings[1]:
Net Income	$28,205		$92,877		$121,079		$137,180		$28,230		$20,243
Provision for income taxes	19,343		56,003		66,488		86,568		15,579		13,015
Fixed charges	83,651		78,098		138,231		200,886		44,646		65,247

Total earnings	$131,199		$226,978		$325,798		$424,634		$88,455		$98,505

Fixed charges[2]:
Interest, including amortization of debt issuance costs	$79,850		$74,496		$134,556		$197,085		$43,723		$64,200
Interest component of rental expense	3,801		3,602		3,675		3,801		923		1,047

Total fixed charges	83,651		78,098		138,231		200,886		44,646		65,247

Preferred dividend:	3,999		15,995		15,995		7,997		3,999		—

Preferred dividends adjusted for taxes	6,742		25,640		24,778		13,044		6,206		—

Total fixed charges plus preferred dividends	$90,393		$103,737		$163,009		$213,930		$50,852		$65,247

Ratio of earnings to fixed charges	1.6	x	2.9	x	2.4	x	2.1	x	2.0	x	1.5	x

Ratio of earnings to fixed charges and preferred dividends	1.5	x	2.2	x	2.0	x	2.0	x	1.7	x	1.5	x

[1]	Earnings are defined as income from continuing operations before income taxes and fixed charges.

[2]	Fixed charges consist of interest, amortization of debt issuance costs and the portion of rental expense attributable to interest.